pSivida Strengthens Board with the Appointment
of an Australian based Non-executive Director

Boston, MA and Perth, Australia (August 3, 2007) - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced the appointment of Dr. Katherine Woodthorpe based in Sydney, Australia as a Non-executive Director of the Company.

Dr. Woodthorpe is currently the Chief Executive of AVCAL, the Australian Private Equity and Venture Capital Association. Dr. Woodthorpe has an extensive background as a management adviser and director, including working with Australian technology companies seeking venture funding to being a board member of listed companies. She has consulted with government groups on innovation and commercialization.

With more than 25 years in the technology and commercialization industry, Dr. Woodthorpe has held a broad range of management and board positions. In addition to her role as Chief Executive of the AVCAL, Dr. Woodthorpe is Chair of the Antarctic Climate and Ecosystems Cooperative Research Centre, Director of Insearch Ltd and Council Member, University of Technology Sydney.

“We are very fortunate to have Katherine join the Board,” said pSivida’s Managing Director, Dr. Paul Ashton. “Katherine brings a unique and powerful blend of scientific and business skills that we believe will greatly assist pSivida.”

Prior to AVCAL, Dr. Woodthorpe worked as a professional Non-Executive Director and management adviser. Her areas of expertise included developing strategies for rapid growth and commercialization of technology products and services.

Mr. Stephen Lake who joined the Board in July 2004 has decided to stand down as a Director to can focus on the launch of a new technology fund in the UK.

pSivida Non-executive Chairman, Dr. David Mazzo said, “Mr. Lake has provided invaluable assistance in bringing pSivida through and into a new phase of development and the Company thanks Mr. Lake for his significant contribution over the last three years and wishes Mr. Lake well in his new ventures”.

Released by:
pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9226 5099 bleedman@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: (312) 943 1103 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@dr-reuter.eu

NOTES TO EDITORS:

pSivida is a global drug delivery company committed to the biomedical sector. .Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.